EXHIBIT 21

SUBSIDIARIES OF SPARTAN MOTORS, INC.

Name of Subsidiary	Jurisdiction of Incorporation

Spartan Motors Chassis, Inc.	Michigan, United States

Crimson Fire, Inc.*	South Dakota, United States

Road Rescue, Inc.	Minnesota, United States

Spartan Motors Foreign Sales Corporation, Inc.	West Indies

Spartan de Mexico S.A. de C.V.	Mexico

Carpenter Industries, Inc. (57.6% interest)	Delaware, United States

**Also does business under the names Luverne Fire Apparatus Co., Ltd. and Quality Manufacturing, Inc.